Mail Stop 3561

									July 25, 2005



Mr. Mark L. Lemond
President and Chief Executive Officer
Shoe Carnival, Inc.
8233 Baumgart Road
Evansville, IN 47725

      RE:	Shoe Carnival, Inc.
      Form 10-K for Fiscal Year Ended January 29, 2005
      Filed April 14, 2005
      Form 10-Q for Fiscal Quarter Ended April 30, 2005
      File No. 0-21360

Dear Mr. Lemond:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, as applicable.


Form 10-K for Fiscal Year Ended January 29, 2005

Selected Financial Data, page 14

2. Please disclose how you calculate the change in comparable store sales from period to period. If applicable, please disclose how you treat remodeled stores in these computations, as well as stores that were closed during the period.

Management`s Discussion and Analysis of Financial Condition and
Results of Operation, page 15

3. We note that your selling, general and administrative expenses remained unchanged from fiscal year 2003 to 2004 as a percentage of sales. While we expect that most selling costs track closely with changes in sales, we assume that general and administrative costs (e.g., corporate office overhead) are effectively fixed within certain ranges of sales volume. Therefore, we believe it would be meaningful to discuss the nature and amount of the dollar changes in such costs, if material, and the specific factors driving those changes. Although SG&A expenses increased by $8.2 million, your discussion of asset retirement costs and pre-opening expenses appears to provide explanations for why SG&A expenses decreased.

4. Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each change contributed to the overall change in that line item. For example, with respect to the overall change in net sales from fiscal year 2003 to 2004, please quantify the extent to which the changes are attributable to the various contributing factors, such as 2004 store openings, store closings, comparable store fluctuations and the effect of a full year`s worth of sales for 2003 store openings. See
Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

5. Where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. For example, you indicate that the increase in net sales from fiscal year 2002 to 2003 was partially offset by a 3.0% decrease in comparable store sales. Please explain in reasonable detail the reasons why comparable store sales of men`s, women`s, and children`s non-athletic footwear experienced declines and why comparable store sales of athletic footwear increased.
See
SEC Release No. 33-8350.

Liquidity and Capital Resources, page 19

6. Please revise your tabular disclosure of contractual obligations to include estimated interest payments on your debt. A footnote to the table should provide appropriate disclosure regarding how you computed the payments. Since the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded items and provide any additional information that is material to an understanding of your cash requirements. See Item 303(a)(5) of Regulation S-K.

Financial Statements

Consolidated Statements of Income, page 26

7. You indicate on pages 18 and 19 that the interest expense balances on your statements of income include interest income. Please revise the interest expense line item in future filings to read "Interest expense, net."

Consolidated Statements of Cash Flows, page 28

8. We note that borrowings and repayments on your line of credit are shown using a net presentation. Since the borrowings under this credit agreement are classified as a long-term liability on your balance sheet, it does not appear that netting of borrowings and repayments is appropriate under paragraph 13 of SFAS 95. Please either revise your future filings accordingly, or otherwise tell us why you believe net presentation is appropriate.

Note 2 - Summary of Significant Accounting Policies, page 29

9. You indicate on page 30 that you have one business segment and the financial information presented is in compliance with SFAS 131. Please tell us in detail how you determined that the company has only one SFAS 131 reportable segment. Please address each of the following points in your response. Tell us specifically each component of the company that has been identified as an operating segment as defined in paragraph 10 of SFAS 131. In your case, it appears that operating segments could be identified on a geographic region basis as well as on a product basis (e.g., women`s, men`s, and children`s product categories). When there are overlapping segments such as these, paragraph 15 of SFAS 131 indicates that the components based on products would constitute the operating segments. Since you indicate on page 3 that "women`s product has historically achieved the highest gross margin," it does not appear that the economic characteristics of your product groupings are similar, which would preclude aggregation under paragraph 17 of SFAS 131. In addition, based on your gross margin statement and your increased emphasis on displaying and showcasing your women`s merchandise, it appears that discrete financial information is available and reported to the chief operating decision maker for each product category for purposes of resource allocation and assessing performance. Notwithstanding the preceding, please provide the disclosures required by paragraph 26 of
SFAS 131.
10. Please tell us your accounting policy for gift cards that expire or are not redeemed over an extended period of time. To the extent a material source of income, you should disclose this policy.
Please
also disclose, if material, the amounts of income recorded associated with expired gift cards in each period presented and the line item in which these amounts are recorded.

11. Please tell us the nature and terms of any incentives you offer to customers, including discounts, coupons, rebates, or free products. Please also disclose your accounting policy for these types of arrangements, including the statement of income line item in which each type of arrangement is included. For each expense line item that includes these types of arrangements, please disclose the related amounts included in that line item. For each type of arrangement treated as an expense rather than as a reduction of revenues, please tell us how this type of arrangement meets the requirements in EITF 01-09.

12. You disclose on pages 4 and 8 that you receive cooperative advertising funds from your vendors. Please disclose your accounting policy for consideration received from a vendor in connection with the purchase or promotion of the vendor`s products, including these cooperative advertising fees and all other types of consideration received, such as rebates. Include the specific nature and timing of each type of these allowances or credits. Disclose the statement of income line item in which each of these types of payments is included and the amounts of cooperative advertising funds netted against each expense line item for each period presented. To the extent that your allowances or credits are receivable only if you complete a specified cumulative level of purchases or remain a customer for a specified time period, please disclose whether you record the allowances or credits as progress is made toward earning the allowance or credit, or whether the allowances or credits are only recognized upon achievement of milestones. If material, please also revise your MD&A to discuss the changes in these payments between periods and how they impacted the related statement of income line items. See EITF 02-16.

Note 6 - Long-Term Debt, page 35

13. Please disclose the significant debt covenants of your credit agreement and the repercussions of not meeting them. Additionally tell us and disclose in future filings if you were in compliance with all covenants as of fiscal year-end.

Note 7 - Leases, page 36

14. We note that 214 of your store leases contain contingent rental payments of between 2.0% and 4.5% of sales in excess of stated amounts. Tell us and revise your disclosure to indicate if you include contingent rental payments in your calculation of straight-line rent where the achievement of the stipulated targets is deemed probable in accordance with paragraph 8 of EITF 98-09. If you have not included such contingent rents, please explain why not.

Note 10 - Stock Option and Incentive Plans, page 39

15. The range of exercise prices for your options outstanding and exercisable at $11.88 - $19.56 is fairly wide. Please break this range down into smaller ranges that are more meaningful for assessing the number and timing of additional shares that may be issued and the cash that may be received as a result of option exercises. Refer to paragraph 48 of SFAS 123.

Schedule II - Valuation and Qualifying Accounts, page 43

16. Please revise your disclosure to present the increases and decreases within your reserve for sales returns and allowances and inventory reserve on a gross basis. Please show us what this disclosure would look like for the historical periods presented.

Form 10-Q for the Fiscal Quarter Ended April 30, 2005

Note 1 - Basis of Presentation, page 7

17. You disclose that you recorded an error correction adjustment during the first quarter of fiscal year 2005 to appropriately account for cash discounts on vendor purchases. Please provide us with a complete narrative of the error, including when (the date) and how the error was discovered. Please also quantify the impact of the error misstatement on all annual and quarterly financial statements issued since the required adoption of EITF 02-16. In your response, please provide a table showing the previously reported and "as adjusted" amounts.


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      If you have any questions regarding these comments, please direct them to Staff Accountant Andrew Blume at (202) 551-3254.
Any
other questions regarding disclosure issues may be directed to me at
(202) 551-3716.


								Sincerely,



									William Choi
									Branch Chief

Mr. Mark L. Lemond
Shoe Carnival, Inc.
July 25, 2005
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